October 3, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. William Friar Mr. Michael Clampitt

Re:	First Indiana Corporation
Amendment No. 1 to
Preliminary Proxy Statement
File No.: 0-14354
Gentlemen:
The above-referenced Amendment No. 1 to the Preliminary Proxy Statement is being filed with this letter.
We have set forth below responses to the Staff’s comments. The numbers of the following responses correspond to the numbers of the specific comments.
Proxy Statement
General
1.	As requested, the Summary has been moved to before the Questions and Answers.
Summary
General
2.	We are providing material on a supplemental basis under separate cover.
3.	Cross references have been added to the Summary as requested.
4.	As requested, a new subsection has been added to the Summary stating that shareholders do not have dissenters’ rights.
The Companies (now page 1)
5.	The description of each company has been revised as requested to disclose the total stockholders’ equity as of June 30, 2007.

Securities and Exchange Commission
October 3, 2007

Special Meeting (now page 1)
6.	Disclosure has been added as requested regarding how abstentions and broker non-votes will be treated for the merger and the postponement.
Reasons for the Merger (now page 3)
7.	As requested, the first bullet has been revised to disclose the relevant premiums and multiples. For purposes of readability, the bullet has been divided into three bullet points. A conforming change has been made on page 13 in “The Merger—First Indiana’s Reasons for the Merger.”
Termination Fee (now page 4)
8.	The disclosure has been revised as requested to use bullets instead of parenthetical numbering.
Treatment of First Indiana Stock Options . . .  (now page 5)
9.	This subsection has been revised as requested to disclose the numbers of shares subject to these awards and the dollar value to officers and directors of the securities being discussed. Conforming changes have also been made to the corresponding subsection beginning on page 33. Descriptive cross-references have been added in the summary as requested.
The Merger
Background of the Merger (now page 11)
10.	The disclosure has been revised as requested. In addition, the tax considerations have been added to the disclosure in “The Merger—First Indiana’s Reasons for the Merger.”
First Indiana’s Reasons for the Merger (now page 13)
11.	The discussion has been revised as requested to present first positive factors and then negative factors.
Opinion of First Indiana’s Financial Advisor (now page 15)
12.	Additional disclosure regarding fees and commissions paid by First Indiana and Marshall & Ilsley to Sandler O’Neill during the past 24 months has been added as requested. In order to keep all of the fee disclosures in one place, the prior discussion of fees being paid in connection with the merger transaction on page 21 has been expanded to include the additional disclosure.

Securities and Exchange Commission
October 3, 2007

Interests of Certain Persons in the Merger (now page 22)
13.	The disclosure in the first bullet has been revised as requested to include option numbers and maximum dollar values. In view of the fact that the only “affiliates” of First Indiana are also directors or executive officers, the reference in the comment letter to affiliates has been omitted in order to avoid an implication that any such benefits have been granted to persons other than directors and executive officers and avoid shareholder confusion about who else might be classified as an “affiliate.” Conforming changes have been made in the summary, and the summary disclosure has been broken down into bullet points consistent with the disclosure on page 22.
14.	The disclosure in the second bullet has been revised as requested to include deferred share numbers and maximum dollar values. For clarity and readability, the disclosures regarding deferred shares and restricted shares have been separated into separate bullet points. Conforming changes have been made in the summary.
15.	The disclosure in the third bullet (now the fourth bullet) has been revised as requested to name the individuals involved and quantify the dollar values of benefits vesting and the maximum amount to be paid at closing.
16.	The disclosure in the fourth bullet (now the fifth bullet) has been revised as requested to include the material terms of the consulting agreements as currently contemplated. In view of the advisory nature of the community bank board and the anticipated overlap between community bank board duties and consulting services, no attempt has been made by the parties to allocate the payments between community bank board and consulting services.
17.	The disclosure in the fifth bullet (now the sixth bullet) has been revised to name the three executive officers entering into new employment agreements with Marshall & Ilsley and to state that there will be no material increases in salaries, potential bonuses or aggregate benefits compared to their present employment agreements with First Indiana. Following the completion of the merger, none of these persons will be classified as a “named executive officer” of Marshall & Ilsley, or even as an “executive officer” of Marshall & Ilsley. First Indiana believes that additional disclosure of their specific employment information would not be a material factor in the decision of its shareholders to approve the merger and that disclosure of such information in the proxy statement could impede the development of good working relationships between these executives and other Marshall & Ilsley employees after the merger.
A statement from First Indiana as described in your comment letter is included with this filing.

Securities and Exchange Commission
October 3, 2007

If you have additional comments or questions regarding this letter or the amendment, you may contact me at 317-684-5131 or my partner, David A. Butcher, at 317-684-5123.
Sincerely,
/s/ Alan W. Becker